UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Turtle Beach Corporation.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		860,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

860,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN, IA

*Includes 275,000 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		860,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

860,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

*Includes 275,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		860,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

860,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

CO

*Includes 275,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		860,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

860,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

CO

*Includes 275,000 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		344,029
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

344,029
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		158,376
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

158,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		502,405
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

502,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		502,405
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

502,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		502,405
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,000
	10	SHARED DISPOSITIVE POWER

502,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

508,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 900450206

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)                This statement is filed by:

(i)	The Donerail Group LP, a Delaware Limited Partnership (“Donerail”);

(ii)	William Wyatt;

(iii)	Harbert Fund Advisors, Inc., an Alabama Corporation (“HFA”);

(iv)	Harbert Management Corporation, an Alabama Corporation (“HMC” and together with Donerail, Mr. Wyatt and HFA, the “Donerail Group”);

(v)	SCW Capital, LP, a Texas Limited Partnership (“SCW Capital”);

(vi)	SCW Capital QP, LP, a Texas Limited Partnership (“SCW QP” and together with SCW Capital, the “SCW Funds”);

(vii)	SCW Capital Management, LP, a Texas Limited Partnership (“SCW Management”);

(viii)	Trinity Investment Group, LLC, a Delaware Limited Liability Company (“Trinity”); and

(ix)	Robert Cathey (together with the SCW Funds, SCW Management and Trinity, the “SCW Fund Group”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. This statement relates to Shares held for the account of a certain private investment fund for which Donerail acts as investment manager, The Donerail Master Fund LP, a Cayman Islands exempted limited partnership (the “Donerail Fund”). Mr. Wyatt is the Managing Partner of Donerail and the Senior Managing Director of the general partner of the Donerail Fund. As a “relying adviser,” Donerail operates subject to the supervision and control of its “filing adviser” HFA, an investment adviser registered with the United States Securities and Exchange Commission. HMC is the parent of HFA and the managing member of the general partner of Donerail.

Set forth on Schedule A to the Schedule 13D (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP No. 900450206

(b)               The principal business address of Donerail and Mr. Wyatt is 240 26th Street, Suite 3, Santa Monica, CA 90402. The principal business address of HFA and HMC is 2100 Third Avenue North, Suite 600, Birmingham, AL 35203. The principal business address of the SCW Fund Group is 3131 Turtle Creek Blvd, Suite 850, Dallas, TX 75219.

(c)                The principal business of Donerail is serving as the investment manager of the Donerail Fund, whose principal business is investing in securities. The principal occupation of Mr. Wyatt is serving as Managing Partner of Donerail. The principal business of HMC and its wholly owned subsidiary HFA is serving as an alternative asset management firm to various private investment funds. The principal business of each member of the SCW Fund Group is engaging in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)               No Reporting Person, any person listed on Schedule A, or the Donerail Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person, any person listed on Schedule A, or the Donerail Fund has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Wyatt and Mr. Cathey are citizens of the United States of America. Donerail and Trinity are incorporated under the laws of the State of Delaware. HFA and HMC are incorporated under the laws of the State of Alabama. The SCW Funds and SCW Management are incorporated under the laws of the State of Texas. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares Purchased by the Donerail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 585,816 Shares reported owned herein was approximately $16,194,940. The aggregate purchase price of the call options, which are currently exercisable, referencing 275,000 Shares, which may be deemed to be beneficially owned by Donerail, is approximately $209,000, including brokerage commissions.

The Shares purchased by the SCW Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 502,405 Shares reported owned herein by the SCW Funds is approximately $12,475,889, excluding brokerage commissions. The Shares purchased by Mr. Cathey were purchased with personal funds in open market purchases. The aggregate purchase price for the 6,000 Shares reported owned herein by Mr. Cathey is approximately $134,325, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

12

CUSIP No. 900450206

On March 21, 2022, the Reporting Persons entered into the Joint Filing and Solicitation Agreement (the “JFSA”), as more fully described in Item 6, which is attached hereto as Exhibit 99.1 and incorporated herein by reference, in connection with Donerail’s efforts to seek changes to the composition of the Issuer’s Board of Directors (the “Board”) and management. Donerail has attempted to constructively engage with the Issuer to arrive at a solution that puts the Issuer in the best position to unlock value for the benefit of all stockholders, and may continue to engage with the Issuer on this topic. However, given the inability to date to arrive at an agreeable framework on which discussions can reasonably progress, and in light of the upcoming deadline for shareholders to nominate director candidates at the Issuer’s 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”), the Reporting Persons felt compelled to demonstrate their commitment to refreshing the Board in the best interest of all stockholders now by nominating its director candidates.

To that end, on March 22, 2022, Donerail delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, including Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech, Michelle D. Wilson, and William Wyatt (collectively, the “Nominees”), for election to the Board at the 2022 Annual Meeting. The Reporting Persons believe the Nominees have the necessary skills and experience to help set the Issuer on the right path towards maximizing value for all shareholders, as evidenced by their biographies below.

On March 22, 2022, Donerail issued a public letter to the Issuer’s stockholders notifying stockholders of the nomination of the Nominees for election at the 2022 Annual Meeting and describing Donerail’s views concerning the opportunities to create value for all of the Issuer’s stockholders. The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Terry Jimenez, age 49, most recently served as Chief Executive Officer and director at Tribune Publishing Company (formerly NASDAQ: TPCO) (“Tribune”), a media and publishing company, from January 2020 to June 2021. Since June 2021, Mr. Jimenez has done M&A work as well as strategic, operational and financial consulting for a private equity backed company in addition to teaching as an Adjunct Professor for Northern Illinois University’s Executive MBA Program. He served as Chairman and director at BestReviews.com, a subsidiary of Tribune, from February 2018 to February 2020 and as Executive Vice President and Chief Financial Officer of Tribune from April 2016 to January 2020. Prior to Tribune, Mr. Jimenez was a Partner in International Business Machines Corporation’s (NYSE: IBM), an information technology company, Global Business Services group, from 2012 to 2016. He served as President of Newsday Media Group, a subsidiary of Cablevision Systems Corporation (“Cablevision” and n/k/a Altice USA Inc. (NYSE: ATUS)), a cable television provider, from September 2009 through February 2012. From 2008 to 2009, Mr. Jimenez served as Chief Operating Officer and Chief Financial Officer of Newsday, LLC and Publisher of amNewYork, both media companies and subsidiaries of Cablevision. Prior to Cablevision’s acquisition of Newsday, LLC from Tribune Media Company in 2008, Mr. Jimenez served in various roles at Tribune Media Company (n/k/a Tribune Publishing Company). From 2005 to 2008, he served as Vice President Finance and Chief Financial Officer of Newsday, Inc., a subsidiary of Tribune and from 2003 to 2005, he served as Controller for the Chicago Tribune Group, a subsidiary of Tribune. Prior to joining Tribune Media Company, Mr. Jimenez served in various accounting, financial, strategy and merger and acquisitions roles at McDonald’s Corporation (NYSE: MCD), a multi-national restaurant company, from 1994 through 2003. Mr. Jimenez serves on the Board of Directors of the Ronald McDonald House Charities of Chicagoland & Northwest Indiana, a non-profit organization supporting families with children in need of hospital services, the Advisory Board for Northern Illinois University’s Business School as well as the President’s Advisory Council for Northern Illinois University and is a member of the Economic Club of Chicago. Mr. Jimenez holds a BS in accountancy from Northern Illinois University and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University.

13

CUSIP No. 900450206

Kimberly Kreuzberger, age 41, currently serves as the founder of Pivot Projects, a management consulting firm, since October 2019 and as an advisor to Miss Grass, Inc., an e-commerce cannabis company, since January 2019 and to Encantos PBC, a children education public benefit company, since July 2020. Previously, Ms. Kreuzberger served at goop Inc., a wellness and lifestyle company, where she was Chief Revenue Officer from March 2018 to October 2019 and Head of Brand Partnerships from February 2015 to March 2018. Prior to that, she served at InStyle, a women’s fashion magazine that is wholly owned by Meredith Corporation (NYSE: MDP), a global media company, where she was an Advertising Director from July 2013 to February 2015 and an Executive Director, International Fashion from October 2009 to July 2013. Prior to that, Ms. Kreuzberger served in various roles at Conde Nast, a global mass media company and a subsidiary of Advance Publications Inc., a global media company, including as Executive Director, International Fashion at Vogue, a fashion and lifestyle publication, from July 2009 to October 2009, as Executive Director, Luxury and Fashion at Lucky Magazine, a fashion and lifestyle magazine, from November 2006 to July 2009, as American Fashion Manager at Jane, a magazine publication, from November 2005 to November 2006 and as Account Manager at Footwear News, a footwear publication, from September 2003 to October 2005. Prior to that, she worked as a Regional Sales Manager at American Cheerleader Magazine, a cheerleader based publication, from 2002 to 2003. Ms. Kreuzberger earned her B.A. from the University of Louisville.

Katherine L. Scherping, CPA, CGMA, age 62, currently serves as Chief Executive Officer of KLS Advisors, Inc., a financial and executive leadership advisory firm, since October 2011. Ms. Scherping previously served as Chief Financial Officer of National CineMedia, Inc. (NASDAQ: NCMI), the largest cinema advertising network in the U.S., from August 2016 to March 2020. She also served in various positions at QCE, LLC (d/b/a Quiznos Subs), a privately held quick-serve sub sandwich restaurant franchisor, including as Interim Chief Executive Officer in 2016 and Chief Financial Officer from December 2013 to July 2016. Prior to that, Ms. Scherping served as a Guest Faculty at Deloitte University, a part of Deloitte Touché Tohmatsu Limited, a multinational professional services network with offices in over 150 countries and territories around the world, from 2011 to 2016. Previously, Ms. Scherping also served as Senior Vice President & Chief Financial Officer of Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB), a casual dining restaurant chain, Chief Financial Officer of Tanning Technology Corporation (formerly NASDAQ: TANN), which operated as an information technology services provider that specialized in integrated solutions that incorporate online transaction processing and large databases. Previously, Ms. Scherping served as a member of the board of directors of Papa Murphy’s Holdings, Inc. (formerly NASDAQ: FRSH), a franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States, from February 2017 until its acquisition by MTY Food Group Inc. (OTC: MTYFF) in May 2019. Ms. Scherping was the chair of the Audit Committee and a member of the Nominating and Governance Committee. She is a qualified financial expert. Ms. Scherping received her B.S. in Accounting from Northern Illinois University.

Brian Stech, age 46, is currently the Chief Executive Officer of Vinci Brands LLC (“Vinci”), a global leader in consumer tech protection, carry and power solutions operating an innovative and diverse portfolio of owned and licensed brands at the intersection of design, functionality, sustainability, and lifestyle, since August 2021. Previously, Mr. Stech served as Chief Executive Officer of Incipio Group, also a global leader in consumer technology solutions, from September 2019 until it was sold in August 2021. Prior to that, Mr. Stech served in various senior level roles at ZAGG, Inc. (formerly NASDAQ: ZAGG), a global leader in accessories and technologies that empower mobile lifestyles, including as President from March 2018 to July 2019, Chief Commercial Officer from July 2017 to March 2018, President of the ZAGG Business Unit from 2016 to July 2017 and Executive Vice President, Global Sales and Marketing from 2014 to 2016. Previously, Mr. Stech also served as President of SteelSeries ApS, a global market leader in the gaming and esports peripherals industry, from 2008 to 2014, Global Director, Marketing & Channel Development for Motorola, Inc. (formerly NYSE: MOT), a multinational telecommunications company, from 2006 to 2008, General Manager & Director of Mobility Electronics, Inc. (formerly NASDAQ: MOBE) (n/k/a iGo, Inc.), then a startup company focused on innovative products and solutions for the mobile industry, from 2000 to 2006; and Sales & Category Management for Ralston Purina Company (n/k/a Nestlé Purina PetCare Company), a former conglomerate with substantial holdings in food, pet food and consumer products, from 1998 to 2000. Mr. Stech received his B.S. in Business from Indiana University.

14

CUSIP No. 900450206

Michelle D. Wilson, age 56, has served as Co-Founder and Co-Chief Executive Officer of Isos Capital Management, an independent investment firm focused on identifying and executing on investment opportunities in the media, entertainment and sports industries, since January 2021. Ms. Wilson previously served as the Co-Founder, Co-Chief Executive Officer and Co-Chairman of Isos Acquisition Corporation (n/k/a Bowlero Corp. (NASDAQ: BOWL)), a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, from January 2021 until its merger with Bowlero Corp. (“Bowlero”) in December 2021. Prior to that, Ms. Wilson served in various roles for World Wrestling Entertainment, Inc. (NYSE: WWE) (“WWE”), a global media and entertainment company, including as Co-President and member of the Board of Directors from February 2018 to January 2020, Chief Revenue & Marketing Officer from 2013 to February 2018 and Chief Marketing Officer from 2009 to 2013. Earlier in her career, Ms. Wilson served as Chief Marketing Officer for the United States Tennis Association, the national governing body for the sport of tennis and the recognized leader in promoting and developing the sport’s growth at every level in the United States, as Vice President Integrated Marketing for the XFL, which was a professional American football league that was operated as a joint venture between World Wrestling Federation Entertainment, Inc. (now WWE) and the National Broadcasting Company, Director of Marketing & Sales for the National Basketball Association, a professional sports league; Senior Brand Manager for RJR Nabisco, Inc. (n/k/a Nabisco), a former conglomerate that sold tobacco and food products, and Senior Product Development for Johnson & Johnson (NYSE: JNJ), which is engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field,. Ms. Wilson currently serves as a member of the board of directors of Bowlero, the world’s largest operator of bowling entertainment centers since December 2021, and the Make-A-Wish Foundation of Connecticut, a Connecticut nonprofit corporation that helps fulfill the wishes of children with a critical illness, since 2015, including as Board Chair July 2019 through December 2022. Ms. Wilson received her MBA from Harvard Business School and her BSE in Chemical Engineering from the University of Pennsylvania.

William Wyatt, age 38, currently serves as the Managing Partner of The Donerail Group LP, a value-driven investment manager, since July 2018, and serves as a Senior Managing Director of The Harbert Donerail Fund GP LLC. Previously, Mr. Wyatt served at Starboard Value LP, a New York-based investment adviser, where he was a Portfolio Manager from March 2015 to June 2018. Prior to that Mr. Wyatt worked in various executive roles at Empyrean Capital Partners, LP, an event-oriented investment manager from February 2014 to March 2015. Mr. Wyatt served as a Consumer Retail Sector Head at Magnetar Capital Partners LP, a leading alternative asset manager, from September 2010 to February 2014. Prior to that, Mr. Wyatt worked at as an Associate / Analyst at The Goldman Sachs Group, Inc. (NYSE: GS), an investment bank, from July 2006 to September 2010. Mr. Wyatt earned a B.A. with honors from Tulane University, where he was a Georges R. Lurcy Scholar and served as President of the Tulane University Honor Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,168,892 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2022.

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A.	Donerail
(a)	As of the close of business on March 22, 2022, Donerail beneficially owned 860,816 Shares, including 275,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 860,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 860,816

(c)	The transactions in the securities of the Issuer by Donerail on behalf of the Donerail Fund since the filing of Amendment No. 8 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Mr. Wyatt
(a)	Mr. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the 860,816 Shares beneficially owned by Donerail, including 275,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 860,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 860,816

(c)	Mr. Wyatt has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 8 to the Schedule 13D.
E.	HFA
(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 860,816 Shares beneficially owned by Donerail, including 275,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 860,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 860,816

(c)	HFA has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 8 to the Schedule 13D.
F.	HMC
(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 860,816 Shares beneficially owned by Donerail, including 275,000 Shares underlying call options currently exercisable.

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CUSIP No. 900450206

Percentage: Approximately 5.3%

(a)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 860,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 860,816

(b)	HMC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 8 to the Schedule 13D.
G.	SCW Capital
(a)	As of the close of business on March 22, 2022, SCW Capital beneficially owned 344,029 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 344,029
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 344,029
(c)	The transactions in the securities of the Issuer by SCW Capital during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
H.	SCW QP
(a)	As of the close of business on March 22, 2022, SCW QP beneficially owned 158,376 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 158,376
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 158,376
(c)	The transactions in the securities of the Issuer by SCW QP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
I.	SCW Management
(a)	SCW Management, as the investment manager to the SCW Funds, may be deemed the beneficial owner of the 344,029 Shares beneficially owned by SCW Capital and the 158,376 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.1%

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(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 502,405
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 502,405
(c)	SCW Management has not entered into any transactions in the securities of the Issuer during the past 60 days.
J.	Trinity
(a)	Trinity, as the general partner of the SCW Funds and SCW Management, may be deemed the beneficial owner of the 344,029 Shares beneficially owned by SCW Capital and the 158,376 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 502,405
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 502,405
(c)	Trinity has not entered into any transactions in the securities of the Issuer during the past 60 days.

K.        Mr. Cathey

(a)	As of the close of business on March 22, 2022, Mr. Cathey beneficially owned 508,405 Shares, including (i) 6,000 Shares beneficially owned directly, (ii) 344,029 Shares beneficially owned by SCW Capital and (iii) 158,376 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 6,000
2. Shared power to vote or direct vote: 502,405
3. Sole power to dispose or direct the disposition: 6,000
4. Shared power to dispose or direct the disposition: 502,405
(c)	The transactions in the securities of the Issuer by Mr. Cathey during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,369,221 shares of Common Stock owned in the aggregate by all of the Reporting Persons, constituting approximately 8.5% of the outstanding Shares. The filing of this Amendment No. 9 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 900450206

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 21, 2022, the Reporting Persons into a Joint Filing and Solicitation Agreement (the “JFSA”) with certain of their affiliates and the Nominees (collectively, the “Group”), in which, among other things, the members of the Group agreed (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) to form the Group to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Group (the “Solicitation”), (c) to provide notice to the Group’s legal counsel of all trading in the securities of the Issuer, which the members of the Group agreed not to do if such trade would result in the Group being required to make any regulatory filing without first providing prior notice to the other members of the Group, (d) that the Nominees will not transact in any securities of the Issuer without Donerail’s prior written consent, (e) that Donerail shall direct and approve all of the Group’s SEC filings, press releases and other communications, but shall provide notice to and a reasonable opportunity for SCW to review and comment on the foregoing, and that Donerail shall direct all communications with the Issuer, and (f) that Donerail will bear all expenses incurred in connection with the activities of the Group, including approved expenses incurred by any of the member of the Group in connection with the Solicitation, subject to certain limited exceptions.

On March 21, 2022, the Donerail Fund entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees other than Mr. Wyatt pursuant to which the Donerail Fund has agreed to indemnify each such Nominee against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such Nominee in his or her capacity as a director of the Issuer, if so elected.

Each of the Nominees other than Mr. Wyatt has granted Mr. Wyatt a power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders.

Previously, the Donerail Fund sold short American-style exchange listed put options referencing an aggregate of 600,000 Shares, which had an exercise price of $26.00 and expired on March 18, 2022. The Donerail Fund purchased American-style exchange listed put options referencing 600,000 Shares to cover its short position, as set forth on Schedule B, which is incorporated herein by reference, and, accordingly, the Donerail Fund no longer has any exposure to such put options.

Previously, the Donerail Fund purchased American-style exchange listed call options referencing an aggregate of 600,000 shares, which had an exercise price of $28.00 and expired on March 18, 2022. These call options expired worthless pursuant to their terms and, accordingly, the Donerail Fund no longer has any exposure to such call options.

Previously, the Donerail Fund sold short American-style exchange listed call options referencing an aggregate of 600,000 shares, which had an exercise price of $32.00 and expired on March 18, 2022. These call options expired worthless pursuant to their terms and, accordingly, the Donerail Fund no longer has any exposure to such call options.

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CUSIP No. 900450206

Previously, the Donerail Fund purchased American-style exchange listed put options referencing an aggregate of 1,000,000 shares, which had an exercise price of $12.00 and expired on March 18, 2022. These put options were sold as set forth on Schedule B, which is incorporated herein by reference, and, accordingly, the Donerail Fund no longer has any exposure to such put options.

The Donerail Fund has sold short American-style exchange listed put options referencing an aggregate of 600,000 Shares, which have an exercise price of $26.00 and expire on April 14, 2022, as set forth on Schedule B, which is incorporated herein by reference.

The Donerail Fund has purchased American-style exchange listed call options referencing an aggregate of 275,000 Shares, which have an exercise price of $26.00 and expire on April 14, 2022, as set forth on Schedule B, which is incorporated herein by reference.

The Donerail Fund has sold short American-style exchange listed call options referencing an aggregate of 275,000 Shares, which have an exercise price of $30.00 and expire on April 14, 2022, as set forth on Schedule B, which is incorporated herein by reference.

The Donerail Fund has purchased American-style exchange listed put options referencing an aggregate of 1,000,000 Shares, which have an exercise price of $12.00 and expire on April 14, 2022, as set forth on Schedule B, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated March 21, 2022.
99.2	Press Release and Letter to Shareholders, dated March 22, 2022.
99.3	Form of Indemnification Agreement.
99.4	Form of Power of Attorney.

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CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2022

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
WILLIAM WYATT

HARBERT FUND ADVISORS, INC.

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

SCW CAPITAL, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

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SCW CAPITAL QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

SCW CAPITAL MANAGEMENT, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

TRINITY INVESTMENT GROUP, LLC

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

/s/ Robert Cathey
ROBERT CATHEY

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SCHEDULE B

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 8 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

THE DONERAIL GROUP LP

(On behalf of the Donerail Fund)

Purchase of March 18, 2022 Put Options ($26.00 Strike Price)	600,000	5.95000	03/18/2022
Short Sale of April 14, 2022 Put Options ($26.00 Strike Price)	(600,000)	6.4000	03/18/2022
Sale of March 18, 2022 Put Options ($12.00 Strike Price)	(1,000,000)	0.0500	03/18/2022
Purchase of April 14, 2022 Call Options ($26.00 Strike Price)	275,000	0.7500	03/18/2022
Short Sale of April 14, 2022 Call Options ($30.00 Strike Price)	(275,000)	0.1500	03/18/2022
Purchase of April 14, 2022 Put Options ($12.00 Strike Price)	1,000,000	0.2750	03/18/2022

CUSIP No. 900450206

TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST 60 DAYS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

SCW CAPITAL LP

Purchase of Common Stock	1,193	18.4176	01/21/2022
Purchase of Common Stock	2,203	18.4176	01/21/2022
Purchase of Common Stock	1,808	17.4974	01/24/2022
Purchase of Common Stock	3,338	18.5600	01/24/2022
Disposition of Common Stock[1]	(8,000)	0.0000	01/24/2022
Purchase of Common Stock	24	18.9667	01/27/2022
Purchase of Common Stock	45	18.5600	01/27/2022
Purchase of Common Stock	5,000	21.1139	02/07/2022
Purchase of Common Stock	5,000	21.5598	02/08/2022
Purchase of Common Stock	1,500	21.8738	02/09/2022
Purchase of Common Stock	43	23.0802	02/24/2022
Purchase of Common Stock	93	22.8575	02/24/2022
Purchase of Common Stock	7,500	22.0690	03/01/2022
Purchase of Common Stock	5,000	19.9229	03/03/2022
Purchase of Common Stock	2,500	19.0600	03/09/2022
Purchase of Common Stock	12,000	19.5200	03/09/2022
Purchase of Common Stock	4,420	19.0600	03/09/2022
Purchase of Common Stock	780	19.0128	03/11/2022
Purchase of Common Stock	5,000	18.0984	03/14/2022
Purchase of Common Stock	2,050	20.5383	03/18/2022

SCW CAPITAL QP, LP

Purchase of Common Stock	530	18.4265	01/21/2022
Purchase of Common Stock	1,025	18.4176	01/21/2022
Purchase of Common Stock	801	17.4974	01/24/2022
Purchase of Common Stock	1,553	17.4974	01/24/2022
Acquisition of Common Stock[2]	8,000	0.0000	01/24/2022
Purchase of Common Stock	10	19.5500	01/27/2022
Purchase of Common Stock	21	18.5600	01/27/2022
Purchase of Common Stock	23	23.2822	02/24/2022
Purchase of Common Stock	51	22.8576	02/24/2022
Purchase of Common Stock	4,603	19.9229	03/03/2022
Purchase of Common Stock	1,500	18.7095	03/04/2022
Purchase of Common Stock	5,000	19.2600	03/04/2022
Purchase of Common Stock	630	19.0659	03/09/2022
Purchase of Common Stock	2,450	19.0600	03/09/2022
Purchase of Common Stock	5,780	19.0400	03/10/2022
Purchase of Common Stock	1,090	20.5383	03/18/2022

1 Represents an internal transfer of shares of Common Stock to SCW Capital QP, LP.

2 Represents an internal transfer of shares of Common Stock from SCW Capital LP.

CUSIP No. 900450206

ROBERT CATHEY

Purchase of Common Stock	705	23.1500	02/17/2022
Purchase of Common Stock	12	23.1500	02/17/2022
Purchase of Common Stock	283	23.1500	02/17/2022
Purchase of Common Stock	195	22.8500	02/17/2022
Purchase of Common Stock	300	22.8500	02/17/2022
Purchase of Common Stock	3	22.8500	02/17/2022
Purchase of Common Stock	2	22.8500	02/17/2022
Purchase of Common Stock	999	23.0000	02/17/2022
Purchase of Common Stock	1	23.0000	02/17/2022
Purchase of Common Stock	100	21.4000	02/18/2022
Purchase of Common Stock	100	21.4000	02/18/2022
Purchase of Common Stock	50	21.4000	02/18/2022
Purchase of Common Stock	250	21.5000	02/18/2022
Purchase of Common Stock	29	21.6000	02/18/2022
Purchase of Common Stock	361	21.6000	02/18/2022
Purchase of Common Stock	1	21.6000	02/18/2022
Purchase of Common Stock	109	21.6000	02/18/2022
Purchase of Common Stock	500	22.1500	02/18/2022
Purchase of Common Stock	200	22.0000	02/23/2022
Purchase of Common Stock	700	22.0000	02/23/2022
Purchase of Common Stock	100	22.0000	02/23/2022
Purchase of Common Stock	975	22.1500	02/23/2022
Purchase of Common Stock	25	22.1500	02/23/2022